MDS Inc. Appoints Jim Garner Executive Vice-President Finance & CFO

Toronto, Canada -- June 3, 2003... John A. Rogers, President and Chief Executive Officer of MDS Inc. (TSX: MDS, NYSE: MDZ), is pleased to announce that Jim Garner has been appointed Executive Vice-President Finance and Chief Financial Officer for the Company.

Mr. Garner is a senior executive with 20 years of corporate and financial experience. He has an extensive background in financial strategic planning, business development, and mergers and acquisitions, with diversified experience in pharmaceutical, steel, and financial services businesses.

" Jim brings a wealth of experience to the role. His experience as a senior financial executive positions Jim well to make a valuable contribution at MDS," said John Rogers, President and CEO of MDS Inc.

Jim Garner joins MDS from Draxis Health Ltd., where he held the position of Senior Vice-President Finance and CFO as well as Acting President of Draxis Pharma Inc. Prior to Draxis Health, Jim worked with Algoma Steel as the Director of Corporate Finance and as Senior Vice-President with Rothschild Canada Limited. Jim is a Chartered Accountant and earned a B.Comm from Queens University and an MBA from IMD in Lausanne, Switzerland.

In his role, Jim will be responsible for corporate finance, legal and investor relations. He is joining MDS effective July 7, 2003.

MDS Inc. (TSE: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs nearly 11,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For Further Information Contact:
Sharon Mathers Vice-President Investor Relations & Corporate Communications 416-675-6777 x 2695 smathers@mdsintl.com